EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Three Months Ended March 29, 2014
Fixed charges:
Interest expense*	$35
Estimated interest portion of rents	8

Total fixed charges	$43

Income:
Income from continuing operations before income taxes	$125
Fixed charges	43
Eliminate pretax income of Finance group	(4)

Adjusted income	$164

Ratio of income to fixed charges	3.81

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.